EXHIBIT (a)(16)

Humana News Release

                             For Further Information
                               Laurie G. Scarborough
                                  Investor Relations
                                    October 10, 1995
                                        502/580-1037



     LOUISVILLE, KY. --- Humana Inc. (NYSE: HUM) reported that the company received the final regulatory approval relating to its acquisition of EMPHESYS Financial Group, Inc. (NYSE: EFG). The Illinois Department of Insurance informed the company today that it approved Humana's acquisition of all the outstanding shares of common stock of EMPHESYS.

     All conditions to closing now have been met. The tender offer is expected to close at 6:00 p.m. EDT on Wednesday, October 11, 1995.

     Humana has been advised by Chemical Mellon Shareholder Services, the depositary for the offer, that as of the close of business on October 9, 1995, approximately 15.8 million shares of EMPHESYS common stock (or 89 percent of the outstanding shares on a fully diluted basis)have been validly tendered and not withdrawn pursuant to the offer.

     EMPHESYS, based in Green Bay, Wisconsin, is one of the nation's premier health insurers in the small group market.

     Headquartered in Louisville, Kentucky, Humana provides managed health care services to 2.4 million members through the operation of health maintenance organizations and preferred provider organizations located in 14 states and the District of Columbia.